Exhibit 11

MIDWESTONE FINANCIAL GROUP, INC.

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,764,908	3,806,385	3,764,315	3,802,626
Weighted average number of shares outstanding during the period including all dilutive potential shares	3,844,517	3,909,806	3,850,162	3,914,982
Net earnings	$1,530,634	$1,448,780	$3,260,741	$3,006,995
Earnings per share - basic	$0.41	$0.38	$0.87	$0.79
Earnings per share - diluted	$0.40	$0.37	$0.85	$0.77